Exhibit 12.1

Chatham Lodging Trust

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Calculation of earnings
Pretax income (loss) from continuing operations	(2,835)	(1,200)	—
Plus: Fixed charges	4,707	981	—
Plus: Amortization of capitalized interest	—	—	—
Plus: Distributed income of equity investees	—	—	—
Plus: Share of pre-tax losses of equity investees for which charges from guarantees are included in fixed charges	—	—	—
Less: Interest capitalized	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—

Total earnings	1,872	(220)	—

Fixed Charges
Interest expense (including amortization of issuance costs)	4,503	932	—
Preferred dividends	—	—	—
Accruals for guarantees of other parties’ obligations	—	—	—
Estimated interest component of rental expense	204	49	—

Total fixed charges	4,707	981	—

Ratio of Earnings to Fixed Charges	0.40	(0.22)	—